6714 NW 16th Street, Suite B

Gainesville, FL 32653

November 23, 2021

Via Edgar
U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Industrial Applications and Services Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Conlon Danberg Jane Park

Re:	Cyclo Therapeutics, Inc.
Registration Statement on Form S-1
Filed October 31, 2022, as amended
File No. 333-268075

Dear Mr. Danberg:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Cyclo Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering of its securities described in the Registration Statement. The Registration Statement has not been declared effective by the Securities and Exchange Commission (the “SEC”), and no securities have been issued or sold thereunder. Accordingly, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Please contact Zev M. Bomrind of Fox Rothschild LLP, counsel to the Company, at (212) 878-7951, if you have any questions or concerns regarding this matter.

Sincerely,

/s/ Joshua M. Fine
Joshua M. Fine Chief Financial Officer